PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES RENEWS NORMAL COURSE ISSUER BID

TORONTO, November 5, 2012 — Brookfield Canada Office Properties (“BOX”) (TSX: BOX.UN; NYSE: BOXC) announced today that the Toronto Stock Exchange (“TSX”) accepted a notice filed by BOX of its intention to renew its prior normal course issuer bid for a further one-year period. At times its trust units trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring trust units represents an attractive and a desirable use of available funds.

The notice provides that BOX may, during the twelve month period commencing November 7, 2012 and ending November 6, 2013, purchase on the TSX and/or the New York Stock Exchange (“NYSE”) up to 1,306,448 trust units, representing approximately 5% of its issued and outstanding trust units. At October 25, 2012 there were 26,128,963 trust units and 67,088,022 Class B LP units (exchangeable on a one-for-one basis for trust units) issued and outstanding. Under the normal course issuer bid, BOX may purchase up to 7,428 trust units on the TSX during any trading day, which represents 25% of the average daily trading volume of 29,713 on the TSX for the most recently completed six calendar months prior to the TSX’s acceptance of the notice of the normal course issuer bid. This limitation does not apply to purchases made pursuant to block purchase exemptions and purchases made on another exchange.

The price to be paid for the trust units under the normal course issuer bid will be the market price at the time of purchase. The actual number of trust units to be purchased and the timing of such purchases will be determined by BOX, and all purchases of trust units will be effected through the facilities of the TSX and/or the NYSE. All trust units purchased by BOX under this bid will be promptly cancelled.

BOX did not acquire any trust units under its prior normal course issuer bid which commenced on November 5, 2011 and ends on November 4, 2012.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

416.359.8593; matthew.cherry@brookfield.com